Exhibit 99.3


PART I. FINANCIAL INFORMATION


Item 1. Financial Statements


TYSON FOODS, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(In millions, except per share data)
(Unaudited)


	Three Months Ended		Six Months Ended	
	March 29, 2008	March 31, 2007	March 29, 2008	March 31, 2007
Sales	$ 6,336	$ 6,239	$ 12,812	$ 12,537
Cost of Sales	6,021	5,886	12,182	11,842
	315	353	630	695
Selling, General and Administrative	231	205	446	394
Other Charges	30	-	36	2
Operating Income	54	148	148	299
Other (Income) Expense:				
Interest income	(2)	(2)	(4)	(4)
Interest expense	55	58	108	119
Other, net	(4)	(4)	(23)	(2)
	49	52	81	113
Income from Continuing Operations before Income Taxes	5	96	67	186
Income Tax Expense	2	35	23	65
Income from Continuing Operations	3	61	44	121
Income (Loss) from Discontinued Operation,				
net of tax $(5), $4, $(8), $3	(8)	7	(15)	4
Net Income (Loss)	$ (5)	$ 68	$ 29	$ 125
Weighted Average Shares Outstanding:				
Class A Basic	280	271	280	268
Class B Basic	70	77	70	80
Diluted	355	354	355	354
Earnings (Loss) Per Share from Continuing Operations:				
Class A Basic	$ 0.01	$ 0.18	$ 0.13	$ 0.36
Class B Basic	$ 0.01	$ 0.16	$ 0.12	$ 0.32
Diluted	$ 0.01	$ 0.17	$ 0.13	$ 0.34
Earnings (Loss) Per Share from Discontinued Operation:				
Class A Basic	$ (0.03)	$ 0.02	$ (0.05)	$ 0.01
Class B Basic	$ (0.02)	$ 0.02	$ (0.04)	$ 0.01
Diluted	$ (0.03)	$ 0.02	$ (0.05)	$ 0.01
Net Earnings (Loss) Per Share:				
Class A Basic	$ (0.02)	$ 0.20	$ 0.08	$ 0.37
Class B Basic	$ (0.01)	$ 0.18	$ 0.08	$ 0.33
Diluted	$ (0.02)	$ 0.19	$ 0.08	$ 0.35
Cash Dividends Per Share:				
Class A	$ 0.040	$ 0.040	$ 0.080	$ 0.080
Class B	$ 0.036	$ 0.036	$ 0.072	$ 0.072

See accompanying Notes to Consolidated Condensed Financial Statements.

TYSON FOODS, INC.
CONSOLIDATED CONDENSED BALANCE SHEETS
(In millions, except share and per share data)
(Unaudited)

		March 29, 2008		September 29, 2007
Assets				
Current Assets:				
Cash and cash equivalents	$	53	$	42
Accounts receivable, net		1,074		1,246
Inventories		2,374		2,159
Other current assets		213		70
Assets of discontinued operation held for sale		146		164
Total Current Assets		3,860		3,681
Net Property, Plant and Equipment		3,534		3,608
Goodwill		2,487		2,485
Intangible Assets		125		126
Other Assets		361		327
Total Assets	$	10,367	$	10,227
Liabilities and Shareholders' Equity				
Current Liabilities:				
Current debt	$	265	$	137
Trade accounts payable		1,014		1,050
Other current liabilities		830		928
Total Current Liabilities		2,109		2,115
Long-Term Debt		2,689		2,642
Deferred Income Taxes		361		367
Other Liabilities		454		372
Shareholders' Equity:				
Common stock ($0.10 par value):				
Class A-authorized 900 million shares:				
issued 300 million shares at March 29, 2008,				
and September 29, 2007		30		30
Class B-authorized 900 million shares:				
issued 70 million shares at March 29, 2008,				
and September 29, 2007		7		7
Capital in excess of par value		1,891		1,877
Retained earnings		2,977		2,993
Accumulated other comprehensive income		81		50
		4,986		4,957
Less treasury stock, at cost-				
15 million shares at March 29, 2008,				
and 14 million shares at September 29, 2007		232		226
Total Shareholders' Equity		4,754		4,731
Total Liabilities and Shareholders' Equity	$	10,367	$	10,227

See accompanying Notes to Consolidated Condensed Financial Statements.

TYSON FOODS, INC.
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(In millions)
(Unaudited)

	Six Months Ended			
	March 29, 2008		March 31, 2007	
Cash Flows From Operating Activities:				
Net income	$	29	$	125
Depreciation and amortization		251		256
Deferred income taxes and other, net		33		52
Net changes in working capital		(169)		(90)
Cash Provided by Operating Activities		144		343
Cash Flows From Investing Activities:				
Additions to property, plant and equipment		(210)		(94)
Proceeds from sale of property, plant and equipment		19		8
Proceeds from sale of investment		21		-
Proceeds from sale of marketable securities		63		79
Purchases of marketable securities		(83)		(79)
Proceeds from sale of short-term investment		-		770
Other, net		-		6
Cash Provided by (Used for) Investing Activities		(190)		690
Cash Flows From Financing Activities:				
Net borrowings (payments) on revolving credit facilities		195		(94)
Payments on debt		(31)		(949)
Proceeds from borrowings of debt		3		-
Purchases of treasury shares		(16)		(38)
Dividends		(28)		(28)
Increase (decrease) in negative book cash balances		(73)		46
Stock options exercised and other, net		4		33
Cash Provided by (Used for) Financing Activities		54		(1,030)
Effect of Exchange Rate Change on Cash		3		3
Increase in Cash and Cash Equivalents		11		6
Cash and Cash Equivalents at Beginning of Year		42		28
Cash and Cash Equivalents at End of Period	$	53	$	34

See accompanying Notes to Consolidated Condensed Financial Statements.

NOTE 1: ACCOUNTING POLICIES

BASIS OF PRESENTATION
The consolidated condensed financial statements have been prepared by Tyson Foods, Inc. (collectively, "the Company," "we," "us" or "our"). Certain information and accounting policies and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. Although we believe the disclosures contained herein are adequate to make the information presented not misleading, these consolidated condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 10-K for the fiscal year ended September 29, 2007. Preparation of consolidated condensed financial statements requires us to make estimates and assumptions. These estimates and assumptions affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated condensed financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We believe the accompanying consolidated condensed financial statements contain all adjustments, including normal recurring accruals, necessary to present fairly our financial position as of March 29, 2008, the results of operations for the three and six months ended and cash flows for the six months ended March 29, 2008, and March 31, 2007. Results of operations and cash flows are not necessarily indicative of results to be expected for the full year.

On June 25, 2008, we executed a letter of intent with XL Foods Inc. to sell the beef processing, cattle feedyard and fertilizer assets of Lakeside Farm Industries Ltd (Lakeside), our wholly-owned Canadian subsidiary. The financial statements herein are reissued to reflect the reclassification of operations to discontiued operations. See Note 2: Discontinued Operation in the Notes to Consolidated Condensed Financial Statements for further information.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS
In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted FIN 48 at the beginning of fiscal 2008. The adoption of FIN 48 resulted in a change to the opening Consolidated Condensed Balance Sheets as follows: $32 million increase to Other Current Assets, $17 million decrease to Other Current Liabilities, $106 million increase to Other Liabilities, $40 million decrease to Deferred Income Taxes and $17 million decrease to Retained Earnings. Included in these changes we recognized a $120 million increase in the liability for unrecognized tax benefits and a $21 million increase in the related liability for interest and penalties for a total of $141 million.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. This standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" (SFAS No. 159). This statement provides companies with an option to report selected financial assets and financial liabilities at fair value. SFAS No. 157 and SFAS No. 159 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years; therefore, we expect to adopt SFAS No. 157 and SFAS No. 159 at the beginning of fiscal 2009 for financial assets and financial liabilities. In accordance with FASB Staff Position 157-2, we will begin measuring the fair value of nonfinancial assets and nonfinancial liabilities at the beginning of fiscal 2010. We are in process of evaluating the potential impacts of SFAS No. 157 and SFAS No. 159.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS No. 160). SFAS No. 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to establish accounting and reporting standards for a noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity in the consolidated financial statements, rather than in the liability or mezzanine section between liabilities and equity. SFAS No. 160 also requires consolidated net income be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. The impact of SFAS No. 160 will not have a material impact on our current Consolidated Condensed Financial Statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008; therefore, we expect to adopt SFAS No. 160 at the beginning of fiscal 2010.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, "Business Combinations" (SFAS No. 141R). SFAS No. 141R establishes principles and requirements for how an acquirer in a business combination: 1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; 2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and 3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008; therefore, we expect to adopt SFAS No. 141R for any business combinations entered into beginning in fiscal 2010.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133" (SFAS No. 161). SFAS No. 161 establishes enhanced disclosure requirements about: 1) how and why an entity uses derivative instruments; 2) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and 3) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008; therefore, we expect to adopt SFAS No. 161 in the second quarter of fiscal 2009.

NOTE 2: DISCONTINUED OPERATION

On June 25, 2008, we executed a letter of intent with XL Foods Inc. to sell the beef processing, cattle feedyard and fertilizer assets of Lakeside for $106 million. Lakeside was part of our Beef segment. XL Foods will pay an additional amount for cattle inventory, fertilizer inventory and packaging assets, estimated to approximate $85 million. This transaction is denominated in Canadian Dollars, so conversion at the closing date to US Dollars could be different than noted above. We will retain the finished product inventory, accounts receivable and accounts payable of the Lakeside operation as of the closing date.

The transaction remains subject to government approvals, receipt of commercially reasonable financing by XL Foods and execution of a definitive agreement between Tyson and XL Foods. We hope to complete the sale by the end of fiscal 2008 and are reporting the Lakeside results as a discontinued operation.

The following is a summary of Lakeside's operating results (in millions):

| | Three Months Ended | | Six Months Ended | |
	March 29, 2008	March 31, 2007	March 29, 2008	March 31, 2007
Sales	$ 276	$ 262	$ 566	$ 522
Pretax income (loss)	(13)	11	(23)	7

The carrying amounts of Lakeside's assets held for sale include the following (in millions):

	March 29, 2008	September 29, 2007
Assets of discontinued operation held for sale:		
Inventories	$ 65	$ 79
Net property, plant and equipment	81	85
Total assets of discontinued operation held for sale	$ 146	$ 164

NOTE 3: DISPOSITIONS AND OTHER CHARGES

On February 29, 2008, we announced discontinuation of an existing product line and closing of one of our three poultry plants in Wilkesboro, North Carolina. The Wilkesboro Cooked Products plant ceased operations in April 2008. The closure resulted in elimination of approximately 400 jobs. In the second quarter of fiscal 2008, we recorded charges of $13 million for estimated impairment charges. This amount is reflected in the Chicken segment's Operating Income (Loss) and included in the Consolidated Condensed Statements of Operations in Other Charges. No material adjustments to the accrual are anticipated.

On January 25, 2008, we announced the decision to restructure operations at our Emporia, Kansas, beef plant. Beef slaughter operations ceased during the second quarter of fiscal 2008. However, the facility will still be used to process certain commodity, specialty cuts and ground beef, as well as a cold storage and distribution warehouse. This restructuring resulted in elimination of approximately 1,700 jobs at the Emporia plant. In the second quarter of fiscal 2008, we recorded charges of $10 million for estimated impairment charges and $7 million of other closing costs, consisting of $6 million for employee termination benefits and $1 million in other plant-closing related liabilities. These amounts were reflected in the Beef segment's Operating Income (Loss) and included in the Consolidated Condensed Statements of Operations in Other Charges. As of March 29, 2008, $6 million of other closing costs had been paid. No material adjustments to the accrual are anticipated.

In the first quarter of fiscal 2008, we recorded an $18 million non-operating gain as the result of a private equity firm's purchase of a technology company in which we held a minority interest. This gain was recorded in Other Income in the Consolidated Condensed Statements of Operations.

In the first quarter of fiscal 2008, management approved plans for implementation of certain recommendations resulting from the previously announced FAST initiative, which was focused on process improvement and efficiency creation. As a result, in the first quarter of fiscal 2008, we recorded charges of $6 million related to employee termination benefits resulting from termination of approximately 200 employees. Of these charges, $2 million, $2 million, $1 million and $1 million, respectively, were recorded in the Chicken, Beef, Pork and Prepared Foods segments' Operating Income (Loss) and included in the Consolidated Condensed Statements of Operations in Other Charges. As of March 29, 2008, $3 million of employee termination benefits had been paid. No material adjustments to the accrual are anticipated.

NOTE 4: FINANCIAL INSTRUMENTS

We purchase certain commodities, such as grains, livestock and natural gas in the course of normal operations. As part of our commodity risk management activities, we use derivative financial instruments, primarily futures and options, to reduce our exposure to various market risks related to these purchases. Contract terms of a financial instrument qualifying as a hedge instrument closely mirror those of the hedged item, providing a high degree of risk reduction and correlation. Contracts designated and highly effective at meeting risk reduction and correlation criteria recorded using hedge accounting. If a derivative instrument is accounted for as a hedge, changes in the fair value of the instrument will be offset either against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of an instrument's change in fair value is immediately recognized in earnings as a component of cost of sales. Instruments we hold as part of our risk management activities that do not meet the criteria for hedge accounting are marked to fair value with unrealized gains or losses reported currently in earnings. Changes in market value of derivatives used in our risk management activities surrounding inventories on hand or anticipated purchases of inventories or supplies are recorded in cost of sales. Changes in market value of derivatives used in our risk management activities surrounding forward sales contracts are recorded in sales. We generally do not hedge anticipated transactions beyond 12 months.

We had derivative related balances of $56 million and $16 million recorded in other current assets at March 29, 2008, and September 29, 2007, respectively, and $1 million and $48 million in other current liabilities at March 29, 2008, and September 29, 2007, respectively.

Cash flow hedges: We use derivatives as a tool to help manage the financial and commodity market risks of our business operations. Derivative products, such as futures and options, are designated to be a hedge against changes in the amount of future cash flows related to commodities procurement.

The effective portion of the cumulative gain or loss on the derivative instrument is reported as a component of Accumulated Other Comprehensive Income in Shareholders' Equity and recognized into earnings in the same period or periods during which the hedged transaction affects earnings (for grain commodity hedges, when the chickens that consumed the hedged grain are sold). The remaining cumulative gain or loss on the derivative instrument in excess of the cumulative change in the present value of the future cash flows of the hedged item, if any, is recognized in earnings during the period of change. Ineffectiveness related to our cash flow hedges was not significant during the three and six months ended March 29, 2008, and March 31, 2007.

Derivative products related to grain procurement that meet the criteria for hedge accounting and are so designated, are considered cash flow hedges, as they hedge against changes in the amount of future cash flows related to commodities procurement. We do not purchase derivative products related to grain procurement in excess of our physical grain consumption requirements. Related to grain hedges, there were $18 million of net gains recorded in accumulated other comprehensive income at March 29, 2008. These gains will be recognized within the next 12 months. Of these gains, the portion resulting from our open hedge positions was a net gain of $6 million as of March 29, 2008.

Fair value hedges: We designate certain futures contracts as fair value hedges of firm commitments to purchase market hogs for slaughter and natural gas for the operation of our plants. From time to time, we also enter into foreign currency forward contracts to hedge changes in the fair value of receivables and purchase commitments arising from changes in the exchange rates of foreign currencies. The fair value of the foreign exchange contracts was not significant as of March 29, 2008, and September 29, 2007. Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset or liability attributable to the hedged risk (including gains or losses on firm commitments), are recorded in current period earnings. Ineffectiveness results when the change in the fair value of the hedge instrument differs from the change in fair value of the hedged item. Ineffectiveness related to fair value hedges was not significant during the three and six months ended March 29, 2008, and March 31, 2007.

Undesignated positions: We hold positions as part of our risk management activities, primarily futures and options for grains, livestock and natural gas, for which we do not apply hedge accounting, but instead mark these positions to fair value through earnings at each reporting date. We generally do not enter into undesignated positions beyond 18 months. Related to grain positions for which we did not apply hedge accounting, we recognized pretax net gains of approximately $41 million and $72 million in cost of sales for the three and six months ended March 29, 2008, respectively, which included an unrealized pretax gain on open mark-to-market futures positions of approximately $25 million as of March 29, 2008. We recognized pretax net gains of $26 million and $67 million for the three and six months ended March 31, 2007, respectively.

We enter into certain forward sales of boxed beef and boxed pork and forward purchases of cattle at fixed prices. The fixed price sales contracts lock in the proceeds from a sale in the future and the fixed cattle purchases lock in the cost. However, the cost of the livestock and the related boxed beef and pork market prices at the time of the sale or purchase could vary from this fixed price. As we enter into fixed forward sales of boxed beef and pork and forward purchases of cattle, we also enter into the appropriate number of livestock futures positions to mitigate a portion of this risk. Changes in market value of the open livestock futures positions are marked to market and reported in earnings at each reporting date, even though the economic impact of our fixed prices being above or below the market price is only realized at the time of sale or purchase. In connection with these livestock futures, we recorded realized and unrealized net gains of $42 million and $67 million for the three and six months ended March 29, 2008, respectively, which included an unrealized pretax gain on open mark-to-market futures positions of approximately $16 million as of March 29, 2008. We recorded realized and unrealized net losses of $14 million and $10 million for the three and six months ended March 31, 2007, respectively.

NOTE 5: INVENTORIES

Processed products, livestock and supplies and other are valued at the lower of cost or market. Cost includes purchased raw materials, live purchases, growout (primarily feed, contract grower pay and catch and haul costs), labor and manufacturing and production overhead related to the purchase and production of inventories. Total inventory consists of the following (in millions):

	March 29, 2008	September 29, 2007
Processed products:		
Weighted-average method - chicken and prepared foods	$ 866	$ 773
First-in, first-out method - beef and pork	518	514
Livestock - first-in, first-out method	647	573
Supplies and other - weighted-average method	343	299
Total inventory	$ 2,374	$ 2,159

NOTE 6: PROPERTY, PLANT AND EQUIPMENT

The major categories of property, plant and equipment and accumulated depreciation, at cost, are as follows (in millions):

	March 29, 2008	September 29, 2007
Land	$ 97	$ 99
Buildings and leasehold improvements	2,438	2,423
Machinery and equipment	4,305	4,255
Land improvements and other	207	200
Buildings and equipment under construction	295	245
	7,342	7,222
Less accumulated depreciation	3,808	3,614
Net property, plant and equipment	$ 3,534	$ 3,608

NOTE 7: OTHER CURRENT LIABILITIES

Other current liabilities are as follows (in millions):

	March 29, 2008	September 29, 2007
Self-insurance reserves	$ 235	$ 259
Accrued salaries, wages and benefits	227	249
Other	368	420
Total other current liabilities	$ 830	$ 928

NOTE 8: COMMITMENTS

We guarantee debt of outside third parties, which involve a lease and grower loans, all of which are substantially collateralized by the underlying assets. Terms of the underlying debt cover periods up to nine years, and the maximum potential amount of future payments as of March 29, 2008, was $69 million. We also maintain operating leases for various types of equipment, some of which contain residual value guarantees for the market value of the underlying leased assets at the end of the term of the lease. The terms of the lease maturities cover periods up to seven years. The maximum potential amount of the residual value guarantees is $54 million, of which $21 million would be recoverable through various recourse provisions and an undeterminable recoverable

amount based on the fair market value of the underlying leased assets. The likelihood of material payments under these guarantees is not considered probable. At March 29, 2008, and September 29, 2007, no material liabilities for guarantees were recorded.

NOTE 9: LONG-TERM DEBT

The major components of long-term debt are as follows (in millions):

	Maturity	March 29, 2008	September 29, 2007
Revolving credit facility	2010	$ -	$ -
Senior notes (rates ranging from 6.85% to 8.25%)	2010–2028	2,455	2,475
Lakeside term loan (3.68% effective rate at 3/29/08)	2009	25	25
Accounts receivable securitization (3.76% effective rate at 3/29/08)	2008, 2010	408	213
Other	Various	66	66
Total debt		2,954	2,779
Less current debt		265	137
Total long-term debt		$ 2,689	$ 2,642

We have an unsecured revolving credit facility totaling $1.0 billion that supports short-term funding needs and letters of credit. The facility expires in September 2010. At March 29, 2008, we had outstanding letters of credit totaling $275 million, none of which were drawn upon, issued primarily in support of workers' compensation insurance programs and derivative activities. The amount available as of March 29, 2008, was $725 million.

We have a receivables purchase agreement with three co-purchasers to sell up to $750 million of trade receivables consisting of $375 million expiring in August 2008 and $375 million expiring in August 2010. The receivables purchase agreement has been accounted for as a borrowing and has an interest rate based on commercial paper issued by the co-purchasers. Under this agreement, substantially all of our accounts receivable are sold to a special purpose entity, Tyson Receivables Corporation (TRC), which is a wholly-owned consolidated subsidiary of the Company. TRC has its own creditors entitled to be satisfied out of all of the assets of TRC prior to any value becoming available to the Company as TRC's equity holder. At March 29, 2008, there was $204 million outstanding under the receivables purchase agreement expiring in August 2008 and $204 million under the agreement expiring in August 2010.

Our debt agreements contain various covenants, the most restrictive of which contain a maximum allowed leverage ratio and a minimum required interest coverage ratio. We were in compliance with all covenants at March 29, 2008.

Tyson Fresh Meats, Inc., a wholly-owned subsidiary of the Company, has fully and unconditionally guaranteed $1.0 billion of senior unsecured notes due April 1, 2016. The following condensed consolidating financial information is provided for the Company, as issuer, and for TFM, as guarantor, as an alternative to providing separate financial statements for the guarantor.

The following financial information presents condensed consolidating financial statements, which include Tyson Foods, Inc. (TFI Parent); Tyson Fresh Meats, Inc. (TFM Parent); the Non-Guarantor Subsidiaries on a combined basis; the elimination entries necessary to consolidate the TFI Parent, TFM Parent and the Non-Guarantor Subsidiaries; and Tyson Foods, Inc. on a consolidated basis.

Condensed Consolidating Statement of Operations for the three months ended March 29, 2008　　　　　　　in millions

	TFI Parent		TFM Parent	Non-Guarantor Subsidiaries	Eliminations		Total
Net Sales	$	(9)	$ 3,633	$ 2,899 $	(187)	$	6,336
Cost of Sales		54	3,511	2,643	(187)		6,021
		(63)	122	256	-		315
Operating Expenses:							
Selling, general and administrative		29	51	151	-		231
Other charges		-	17	13	-		30
Operating Income (Loss)		(92)	54	92	-		54
Other (Income) Expense:							
Interest expense, net		48	6	(1)	-		53
Other, net		1	-	(5)	-		(4)
Equity in net earnings of subsidiaries		(86)	(7)	-	93		-
		(37)	(1)	(6)	93		49
Income (Loss) from Continuing Operations							
before Income Taxes		(55)	55	98	(93)		5
Income Tax Expense (Beneft)		(50)	17	35	-		2
Income (Loss) from Continuing Operations		(5)	38	63	(93)		3
Loss from Discontinued Operation		-	-	(8)	-		(8)
Net Income (Loss)	$	(5)	$ 38	$ 55 $	(93)	$	(5)

Condensed Consolidating Statement of Operations for the three months ended March 31, 2007　　　　　　　in millions

	TFI Parent		TFM Parent	Non-Guarantor Subsidiaries	Eliminations		Total
Net Sales	$	12	$ 3,622	$ 2,782 $	(177)	$	6,239
Cost of Sales		(33)	3,535	2,561	(177)		5,886
		45	87	221	-		353
Operating Expenses:							
Selling, general and administrative		31	50	124	-		205
Other charges		-	-	-	-		-
Operating Income		14	37	97	-		148
Other (Income) Expense:							
Interest expense, net		46	8	2	-		56
Other, net		(1)	(1)	(2)	-		(4)
Equity in net earnings of subsidiaries		(88)	(10)	-	98		-
		(43)	(3)	-	98		52
Income from Continuing Operations							
before Income Taxes		57	40	97	(98)		96
Income Tax Expense (Beneft)		(11)	11	35	-		35
Income from Continuing Operations		68	29	62	(98)		61
Income from Discontinued Operation		-	-	7	-		7
Net Income	$	68	$ 29	$ 69 $	(98)	$	68

Condensed Consolidating Statement of Operations for the six months ended March 29, 2008   in millions

	TFI Parent		TFM Parent	Non-Guarantor Subsidiaries	Eliminations		Total
Net Sales	$	3	$ 7,430	$ 5,775	$ (396)	$	12,812
Cost of Sales		49	7,262	5,267	(396)		12,182
		(46)	168	508	-		630
Operating Expenses:							
Selling, general and administrative		54	96	296	-		446
Other charges		1	18	17	-		36
Operating Income (Loss)		(101)	54	195	-		148
Other (Income) Expense:							
Interest expense, net		96	11	(3)	-		104
Other, net		(12)	(5)	(6)	-		(23)
Equity in net earnings of subsidiaries		(149)	(26)	-	175		-
		(65)	(20)	(9)	175		81
Income (Loss) from Continuing Operations							
before Income Taxes		(36)	74	204	(175)		67
Income Tax Expense (Beneft)		(65)	17	71	-		23
Income from Continuing Operations		29	57	133	(175)		44
Loss from Discontinued Operation		-	-	15	-		15
Net Income	$	29	$ 57	$ 118	$ (175)	$	29

Condensed Consolidating Statement of Operations for the six months ended March 31, 2007   in millions

	TFI Parent		TFM Parent	Non-Guarantor Subsidiaries	Eliminations		Total
Net Sales	$	23	$ 7,360	$ 5,533	$ (379)	$	12,537
Cost of Sales		(64)	7,218	5,067	(379)		11,842
		87	142	466	-		695
Operating Expenses:							
Selling, general and administrative		54	89	251	-		394
Other charges		1	1	-	-		2
Operating Income		32	52	215	-		299
Other (Income) Expense:							
Interest expense, net		93	16	6	-		115
Other, net		(1)	(20)	19	-		(2)
Equity in net earnings of subsidiaries		(164)	(17)	-	181		-
		(72)	(21)	25	181		113
Income from Continuing Operations							
before Income Taxes		104	73	190	(181)		186
Income Tax Expense (Beneft)		(21)	20	66	-		65
Income from Continuing Operations		125	53	124	(181)		121
Income from Discontinued Operation		-	-	4	-		4
Net Income	$	125	$ 53	$ 128	$ (181)	$	125

Condensed Consolidating Balance Sheet as of March 29, 2008 · in millions

	TFI Parent		TFM Parent		Non-Guarantor Subsidiaries		Eliminations		Total
Assets									
Current Assets:									
Cash and cash equivalents	$	3	$	-	$	50	$	-	$	53
Accounts receivable, net		1		419		1,393		(739)		1,074
Inventories		1		669		1,704		-		2,374
Other current assets		189		30		58		(64)		213
Assets of discontinued operation held for sale		-		-		146		-		146
Total Current Assets		194		1,118		3,351		(803)		3,860
Net Property, Plant and Equipment		43		983		2,508		-		3,534
Goodwill		-		1,501		986		-		2,487
Intangible Assets		-		56		69		-		125
Other Assets		113		101		184		(37)		361
Investment in subsidiaries		8,374		1,024		-		(9,398)		-
Total Assets	$	8,724	$	4,783	$	7,098	$	(10,238)	$	10,367
Liabilities and Shareholders' Equity									
Current Liabilities:									
Current debt	$	219	$	-	$	46	$	-	$	265
Trade accounts payable		18		426		570		-		1,014
Other current liabilities		1,008		118		507		(803)		830
Total Current Liabilities		1,245		544		1,123		(803)		2,109
Long-Term Debt		2,436		249		4		-		2,689
Deferred Income Taxes		-		77		321		(37)		361
Other Liabilities		289		105		60		-		454
Shareholders' Equity		4,754		3,808		5,590		(9,398)		4,754
Total Liabilities and Shareholders' Equity	$	8,724	$	4,783	$	7,098	$	(10,238)	$	10,367

Condensed Consolidating Balance Sheet as of September 29, 2007   in millions

	TFI Parent		TFM Parent		Non-Guarantor Subsidiaries		Eliminations		Total
Assets									
Current Assets:									
Cash and cash equivalents	$	3	$	-	$	39	$	-	$	42
Accounts receivable, net		1		557		1,461		(773)		1,246
Inventories		-		674		1,485		-		2,159
Other current assets		79		32		18		(59)		70
Assets of discontinued operation held for sale		-		-		164		-		164
Total Current Assets		83		1,263		3,167		(832)		3,681
Net Property, Plant and Equipment		44		1,015		2,549		-		3,608
Goodwill		-		1,499		986		-		2,485
Intangible Assets		-		57		69		-		126
Other Assets		137		113		139		(62)		327
Investment in subsidiaries		8,243		976		-		(9,219)		-
Total Assets	$	8,507	$	4,923	$	6,910	$	(10,113)	$	10,227
Liabilities and Shareholders' Equity									
Current Liabilities:									
Current debt	$	120	$	-	$	17	$	-	$	137
Trade accounts payable		79		517		454		-		1,050
Other current liabilities		1,008		143		609		(832)		928
Total Current Liabilities		1,207		660		1,080		(832)		2,115
Long-Term Debt		2,355		255		32		-		2,642
Deferred Income Taxes		-		168		261		(62)		367
Other Liabilities		214		94		64		-		372
Shareholders' Equity		4,731		3,746		5,473		(9,219)		4,731
Total Liabilities and Shareholders' Equity	$	8,507	$	4,923	$	6,910	$	(10,113)	$	10,227

Condensed Consolidating Statement of Cash Flows for the six months ended March 29, 2008   in millions

	TFI Parent	TFM Parent	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Provided by (Used for) Operating Activities	$ (67)	$ (65)	$ 291	$ (15)	$ 144
Cash Flows From Investing Activities:					
Additions to property, plant and equipment	(1)	(61)	(148)	-	(210)
Proceeds from sale of investment	14	7	-	-	21
Purchase of marketable securities, net	-	-	(20)	-	(20)
Other, net	(18)	26	11	-	19
Cash Used for Investing Activities	(5)	(28)	(157)	-	(190)
Cash Flows From Financing Activities:					
Net change in debt	179	(5)	(7)	-	167
Purchase of treasury shares	(16)	-	-	-	(16)
Dividends	(28)	-	(15)	15	(28)
Stock options exercised and other, net	(42)	(23)	(4)	-	(69)
Net change in intercompany balances	(21)	121	(100)	-	-
Cash Provided by (Used for) Financing Activities	72	93	(126)	15	54
Effect of Exchange Rate Change on Cash	-	-	3	-	3
Increase in Cash and Cash Equivalents	-	-	11	-	11
Cash and Cash Equivalents at Beginning of Year	3	-	39	-	42
Cash and Cash Equivalents at End of Period	$ 3	$ -	$ 50	$ -	$ 53

Condensed Consolidating Statement of Cash Flows for the six months ended March 31, 2007   in millions

	TFI Parent	TFM Parent	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Provided by Operating Activities	$ -	$ 88	$ 280	$ (25)	$ 343
Cash Flows From Investing Activities:					
Additions to property, plant and equipment	(13)	(13)	(68)	-	(94)
Proceeds from sale of short-term investment	770	-	-	-	770
Other, net	58	27	(71)	-	14
Cash Provided by (Used for) Investing Activities	815	14	(139)	-	690
Cash Flows From Financing Activities:					
Net change in debt	(883)	-	(160)	-	(1,043)
Purchase of treasury shares	(38)	-	-	-	(38)
Dividends	(28)	-	(25)	25	(28)
Stock options exercised and other, net	91	(11)	(1)	-	79
Net change in intercompany balances	45	(92)	47	-	-
Cash Used for Financing Activities	(813)	(103)	(139)	25	(1,030)
Effect of Exchange Rate Change on Cash	-	-	3	-	3
Increase (Decrease) in Cash and Cash Equivalents	2	(1)	5	-	6
Cash and Cash Equivalents at Beginning of Year	2	1	25	-	28
Cash and Cash Equivalents at End of Period	$ 4	$ -	$ 30	$ -	$ 34

NOTE 10: CONTINGENCIES

Listed below are certain claims made against the Company and our subsidiaries. In our opinion, we have made appropriate and adequate reserves, accruals and disclosures where necessary, and believe the probability of a material loss beyond the amounts accrued to be remote; however, the ultimate liability for these matters is uncertain, and if accruals and reserves are not adequate, an adverse outcome could have a material effect on the consolidated financial condition or results of operations. We believe we have substantial defenses to the claims made and intend to vigorously defend these cases.

In 2000, the Wage and Hour Division of the U.S. Department of Labor (DOL) conducted an industry-wide investigation of poultry producers, including us, to ascertain compliance with various wage and hour issues. As part of this investigation, the DOL inspected 14 of our processing facilities. On May 9, 2002, the DOL filed a civil complaint styled Elaine L. Chao, Secretary of Labor, United States Department of Labor v. Tyson Foods, Inc. against us in the U.S. District Court for the Northern District of Alabama. The plaintiffs allege in the complaint that we violated the overtime provisions of the federal Fair Labor Standards Act at our chicken-processing facility in Blountsville, Alabama. The complaint does not contain a definite statement of what acts constituted alleged violations of the statute, although the Secretary of Labor indicated in discovery the case seeks to require us to compensate all hourly chicken processing workers for pre- and post-shift clothes changing, washing and related activities and for one of two unpaid 30-minute meal periods. The Secretary of Labor seeks unspecified back wages for all employees at the Blountsville facility for a period of two years prior to the date of the filing of the complaint, and an additional amount in unspecified liquidated damages and an injunction against future violations at that facility and all other chicken processing facilities we operate. The District Court granted the Company's motion for partial summary judgment in part, ruling that the second meal period is appropriately characterized as non-compensable, and reserving the remaining issues for trial. The trial is set for November 3, 2008.

Several private lawsuits are pending against us alleging that we failed to compensate poultry plant employees for all hours worked, including overtime compensation, in violation of the Fair Labor Standards Act. These lawsuits include M.H. Fox, et al. v. Tyson Foods, Inc. (Fox), filed on June 22, 1999, in the U.S. District Court for the Northern District of Alabama, and De Asencio v. Tyson Foods, Inc. (DeAsencio), filed on August 22, 2000, in the U.S. District Court for the Eastern District of Pennsylvania. Each of these matters involves similar allegations that employees should be paid for the time it takes to engage in pre- and post-shift activities such as changing into and out of protective and sanitary clothing, obtaining clothing and walking to and from the changing area, work areas and break areas. The plaintiffs in these lawsuits seek or have sought to act as class representatives on behalf of all current and former employees who were allegedly not paid for time worked and seek back wages, liquidated damages, pre- and post-judgment interest, and attorneys' fees. In Fox, the District Court denied class certification on November 16, 2006, and ordered the cases of the 10 named plaintiffs in the matter to proceed individually in the home jurisdictions of the named plaintiffs. Two of these cases (Brothers and Hatchett) were tried in November 2007 in Alabama with jury verdicts in favor of the plaintiffs. These cases are being appealed to the Eleventh Circuit Court of Appeals. The District Court recently entered judgment in the final of these cases (Fox) after the Company made an offer of judgment to Fox, thereby avoiding trial. However, the District Court must now determine the amount of attorneys' fees and costs to be awarded to Mr. Fox. In DeAsencio, plaintiffs appealed a jury verdict and final judgment entered in our favor on June 22, 2006, in the District Court. On September 7, 2007, the U.S. Court of Appeals for the Third Circuit reversed the jury verdict and remanded the case to the District Court for further proceedings. We sought rehearing en banc, which was denied by the Court of Appeals on October 5, 2007. Our petition for writ of certiorari is currently pending before the United States Supreme Court.

In addition to Fox and DeAsencio, additional private lawsuits were filed against us since the beginning of fiscal 2007 which allege we failed to compensate poultry plant employees for all hours worked, including overtime compensation, in violation of the Fair Labor Standards Act. These lawsuits are Sheila Ackles, et al. v. Tyson Foods, Inc. (N. Dist. Alabama, October 23, 2006); McCluster, et al. v. Tyson Foods, Inc. (M. Dist. Georgia, December 11, 2006); Dobbins, et al. v. Tyson Chicken, Inc., et al. (N. Dist. Alabama, December 21, 2006); Buchanan, et al. v. Tyson Chicken, Inc., et al. and Potter, et al. v. Tyson Chicken, Inc., et al. (N. Dist. Alabama, December 22, 2006); Jones, et al. v. Tyson Foods, Inc., et al., Walton, et al. v. Tyson Foods, Inc., et al. and Williams, et al. v. Tyson Foods, Inc., et al (S. Dist. Mississippi, February 9, 2007); Balch, et al. v. Tyson Foods, Inc. (E. Dist. Oklahoma, March 1, 2007); Adams, et al. v. Tyson Foods, Inc. (W. Dist. Arkansas, March 2, 2007); Atkins, et al. v. Tyson Foods, Inc. (M. Dist. Georgia, March 5, 2007); and Laney, et al. v. Tyson Foods, Inc. and Williams, et al. v. Tyson Foods, Inc. (M. Dist. Georgia, May 23, 2007). Similar to Fox and DeAsencio, each of these matters involves allegations employees should be paid for the time it takes to engage in pre- and post-shift activities such as changing into and out of protective and sanitary clothing,

obtaining clothing and walking to and from the changing area, work areas and break areas. The plaintiffs in each of these lawsuits seek or have sought to act as class representatives on behalf of all current and former employees who were allegedly not paid for time worked and seek back wages, liquidated damages, pre- and post-judgment interest, and attorneys' fees. On April 6, 2007, we filed a motion for transfer of the above named actions for coordinated pretrial proceedings before the Judicial Panel on Multidistrict Litigation. The motion for transfer was granted on August 17, 2007. The cases listed above and five other cases subsequently filed involving the same allegations, including Armstrong, et al. v. Tyson Foods, Inc. (W. Dist. Tennessee, January 30, 2008); Maldonado, et al. v. Tyson Foods, Inc. (E. Dist. Tennessee, January 31, 2008); White, et al. v. Tyson Foods, Inc. (E. Dist. Texas, February 1, 2008); Meyer, et al. v. Tyson Foods, Inc. (W. Dist. Missouri, February 2, 2008); and Leak, et al. v. Tyson Foods, Inc. (W. Dist. North Carolina, February 6, 2008), were transferred to the U.S. District Court in the Middle District of Georgia, In re: Tyson Foods, Inc., Fair Labor Standards Act Litigation ("MDL Proceedings"). On January 2, 2008, the Judge in the MDL Proceedings issued a Joint Scheduling and Case Management Order. The Order grants Conditional Class Certification and calls for notice to be given to potential putative class members via a third party administrator. The potential class members will have 60 days from the date of the notice, April 18, 2008, to "opt–in" to the class. The parties will then conduct discovery for a period of 240 days at no more than eight of our facilities. We presently intend to seek decertification of the class related to each of the eight facilities.

On November 21, 2002, 10 current and former hourly employees of a TFM case ready facility in Goodlettsville, Tennessee, filed a putative class action lawsuit styled Emily D. Jordan, et al. v. IBP, inc. and Tyson Foods, Inc. in the U.S. District Court for the Middle District of Tennessee against us claiming violations of the overtime provisions of the Fair Labor Standards Act by failing to pay employees for all hours worked. The suit further alleges employees should be paid for the time it takes to collect, assemble and put on, take off and wash their health, safety and production gear at the beginning and end of their shifts and during their meal period. Finally, the suit alleges we deduct 30 minutes per day from employees' paychecks regardless of whether employees use a full 30-minute period for their meal. The plaintiffs seek a declaration that the defendants did not comply with the Fair Labor Standards Act, and an award for an unspecified amount of back pay compensation and benefits, unpaid entitlements, liquidated damages, prejudgment and post-judgment interest, attorney fees and costs. On November 17, 2003, the District Court conditionally certified a collective action based on clothes changing and washing activities and unpaid production work during meal periods, since the plant operations began in April 2001. Approximately 573 current and former employees have opted into the class. On August 20, 2007, both parties filed motions for summary judgment. The court granted in part and denied in part the parties' motions for partial summary judgment on March 13, 2008. Issues remaining for trial include whether the de minimis defense applies to compensable pre- and post-shift clothes-changing and washing activities occurring between the donning and doffing of the frock, and whether the meal period is compensable. A jury trial is set to begin on September 16, 2008.

NOTE 11: PENSIONS AND OTHER POSTRETIREMENT BENEFITS

Components of net periodic benefit cost for pension and other postretirement benefit plans recognized in the Consolidated Condensed Statements of Operations were as follows (in millions):

| | Pension Benefits | | Other Postretirement Benefits | |
| | Three Months Ended | | Three Months Ended | |
	March 29, 2008	March 31, 2007	March 29, 2008	March 31, 2007
Service cost	$ 1	$ 1	$ -	$ -
Interest cost	2	1	1	1
Expected return on plan assets	(2)	(1)	-	-
Recognized actuarial loss	-	1	1	-
Net periodic benefit cost	$ 1	$ 2	$ 2	$ 1

	Pension Benefits				Other Postretirement Benefits			
	Six Months Ended				Six Months Ended			
	March 29, 2008		March 31, 2007		March 29, 2008		March 31, 2007	
Service cost	$	2	$	3	$	-	$	-
Interest cost		4		3		2		2
Amortization of prior service benefit		-		-		-		(1)
Expected return on plan assets		(4)		(3)		-		-
Recognized actuarial loss		-		1		1		-
Net periodic benefit cost	$	2	$	4	$	3	$	1

NOTE 12: INCOME TAXES

The effective tax rate for continuing operations was 35.9% and 36.9% for the second quarter of fiscal years 2008 and 2007, respectively. The effective tax rate for continuing operations was 34.1% and 35.1% for the six months of fiscal years 2008 and 2007, respectively. The effective rate for the second quarter and six months of fiscal 2008 was impacted by such items as state income taxes, Domestic Production Deduction, general business credits, certain nondeductible items and composition of income and loss between domestic and foreign operations. On December 20, 2006, the President signed into law the Tax Relief and Health Care Act of 2006 which provided for the retroactive extension to December 31, 2007, of certain general business credits that expired on December 31, 2005. As a result, in the first quarter of fiscal 2007, we recognized $4 million of credits relating to fiscal 2006. On October 1, 2007, Mexico's new IETU tax law was enacted and took effect on January 1, 2008. The enactment of this new law did not have a material impact on the income tax provision for the second quarter and six months of fiscal 2008.

At the beginning of fiscal 2008, we adopted FIN 48. See Note 1, "Accounting Policies" for the impact of the adoption.

At the beginning of fiscal 2008, our unrecognized tax benefits were $210 million. During the six months of fiscal 2008, the amount of unrecognized tax benefits decreased by $20 million, which was primarily related to U.S. federal income tax settlements. The amount of unrecognized tax benefits, if recognized, that would affect our effective tax rate was $61 million.

We classify interest and penalties on unrecognized tax benefits as income tax expense. At the beginning of fiscal 2008, before tax benefits, we had $70 million of accrued interest and penalties on unrecognized tax benefits.

Within the next twelve months from the date of adoption, tax audit resolutions could potentially reduce unrecognized tax benefits by approximately $50 million, either because tax positions are sustained on audit or because we agree to their disallowance. Of this amount, a payment of tax of $13 million was made during the first quarter of fiscal 2008. There were no other material changes during the six months ended fiscal 2008. As of the beginning of fiscal 2008, we are subject to income tax examinations for U.S. federal income taxes for fiscal years 1998 through 2006, and for foreign, state and local income taxes for fiscal years 2001 through 2006.

NOTE 13: EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share (in millions, except per share data):

	Three Months Ended				Six Months Ended			
	March 29, 2008		March 31, 2007		March 29, 2008		March 31, 2007	
Numerator:								
Income from continuing operations	$	3	$	61	$	44	$	121
Income (loss) from discontinued operation		(8)		7		(15)		4
Net income (loss)	$	(5)	$	68	$	29	$	125
Less Dividends:								
Class A ($0.040/share/quarter)		12		11		23		22
Class B ($0.036/share/quarter)		2		3		5		6
Undistributed earnings (losses)	$	(19)	$	54	$	1	$	97
Class A undistributed earnings (losses)		(15)		43		1		77
Class B undistributed earnings (losses)		(4)		11		-		20
Total undistributed earnings (losses)	$	(19)	$	54	$	1	$	97
Denominator:								
Denominator for basic earnings per share:								
Class A weighted average shares		280		271		280		268
Class B weighted average shares, and shares under if-converted method for diluted earnings per share		70		77		70		80
Effect of dilutive securities:								
Stock options and restricted stock		5		6		5		6
Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions		355		354		355		354
Earnings Per Share from Continuing Operations:								
Class A Basic	$	0.01	$	0.18	$	0.13	$	0.36
Class B Basic	$	0.01	$	0.16	$	0.12	$	0.32
Diluted	$	0.01	$	0.17	$	0.13	$	0.34
Earnings (Loss) Per Share from Discontinued Operation:								
Class A Basic	$	(0.03)	$	0.02	$	(0.05)	$	0.01
Class B Basic	$	(0.02)	$	0.02	$	(0.04)	$	0.01
Diluted	$	(0.03)	$	0.02	$	(0.05)	$	0.01
Net Earnings (Loss) Per Share:								
Class A Basic	$	(0.02)	$	0.20	$	0.08	$	0.37
Class B Basic	$	(0.01)	$	0.18	$	0.08	$	0.33
Diluted	$	(0.02)	$	0.19	$	0.08	$	0.35

Approximately 12 million and 11 million of our option shares were antidilutive for the three and six months ended March 29, 2008, respectively, and 8 million were antidilutive for both the three and six months ended March 31, 2007. These shares were not included in the dilutive earnings per share calculation.

We have two classes of capital stock, Class A Common Stock (Class A stock) and Class B Common Stock (Class B stock). Cash dividends cannot be paid to holders of Class B stock unless they are simultaneously paid to holders of Class A stock. The per share amount of cash dividends paid to holders of Class B stock cannot exceed 90% of the cash dividends paid to holders of Class A stock.

We allocate undistributed earnings based upon a 1 to 0.9 ratio per share to Class A stock and Class B stock, respectively. We allocate undistributed earnings based on this ratio due to historical dividend patterns, voting control of Class B stockholders and contractual limitations of dividends to Class B stock.

NOTE 14: COMPREHENSIVE INCOME (LOSS)

The components of comprehensive income (loss) are as follows (in millions):

	Three Months Ended		Six Months Ended	
	March 29, 2008	March 31, 2007	March 29, 2008	March 31, 2007
Net income (loss)	$ (5)	$ 68	$ 29	$ 125
Other comprehensive income, net of tax:				
Postretirement benefits reserve adjustment	-	-	(1)	-
Currency translation adjustment	4	(1)	9	5
Investments unrealized gain	-	1	-	1
Net hedging unrealized gain	16	7	23	27
Net hedging unrealized (gain) loss reclassified to cost of sales	1	(11)	-	(7)
Total comprehensive income	$ 16	$ 64	$ 60	$ 151

The related tax effects allocated to the components of comprehensive income are as follows (in millions):

	Three Months Ended		Six Months Ended	
	March 29, 2008	March 31, 2007	March 29, 2008	March 31, 2007
Income tax benefit (expense):				
Postretirement benefits reserve adjustment	$ -	$ -	$ (1)	$ -
Net hedging unrealized gain	(11)	(4)	(15)	(17)
Net hedging unrealized (gain) loss reclassified to cost of sales	-	7	-	5
Total income tax benefit (expense)	$ (11)	$ 3	$ (16)	$ (12)

NOTE 15: SEGMENT REPORTING

We operate in four segments: Chicken, Beef, Pork and Prepared Foods. We measure segment profit as operating income (loss).

Chicken: Chicken operations include breeding and raising chickens, as well as processing live chickens into fresh, frozen and value-added chicken products. Products are marketed domestically to food retailers, foodservice distributors, restaurant operators and noncommercial foodservice establishments such as schools, hotel chains, healthcare facilities, the military and other food processors, as well as to international markets throughout the world. The Chicken segment also includes sales from allied products and our chicken breeding stock subsidiary.

Beef: Beef operations include processing live fed cattle and fabrication of dressed beef carcasses into primal and sub-primal meat cuts and case-ready products. The Beef segment also derives value from allied products such as hides and variety meats for sale to further processors and others. Products are marketed domestically to food retailers, foodservice distributors, restaurant operators and noncommercial foodservice establishments such as schools, hotel chains, healthcare facilities, the military and other food processors, as well as to international markets throughout the world. Allied products are also marketed to manufacturers of pharmaceuticals and technical products.

Pork: Pork operations include processing live market hogs and fabricating pork carcasses into primal and sub-primal cuts and case-ready products. This segment also includes our live swine group and related allied product processing activities. Products are marketed domestically to food retailers, foodservice distributors, restaurant operators and noncommercial foodservice establishments such as schools, hotel chains, healthcare facilities, the military and other food processors, as well as to international markets throughout the world. We also sell allied products to pharmaceutical and technical products manufacturers, as well as live swine to pork processors.

Prepared Foods: Prepared foods operations manufacture and market frozen and refrigerated food products. Products include pepperoni, bacon, beef and pork pizza toppings, pizza crusts, flour and corn tortilla products, appetizers, prepared meals, ethnic foods, soups, sauces, side dishes, meat dishes and processed meats. Products are marketed domestically to food retailers, foodservice distributors, restaurant operators and noncommercial foodservice establishments such as schools, hotel chains, healthcare facilities, the military and other food processors, as well as to international markets throughout the world.

Information on segments and a reconciliation to income from continuing operations before income taxes are as follows (in millions):

		Three Months Ended				Six Months Ended		
		March 29, 2008		March 31, 2007		March 29, 2008		March 31, 2007
Sales:								
Chicken	$	2,154	$	2,033	$	4,252	$	3,997
Beef		2,719		2,744		5,577		5,547
Pork		822		805		1,657		1,632
Prepared Foods		632		646		1,308		1,338
Other		9		11		18		23
Total Sales	$	6,336	$	6,239	$	12,812	$	12,537
Operating Income (Loss):								
Chicken	$	(61) (a)	$	61	$	(26) (a)	$	134
Beef		(1) (b)		14		(76) (b)		(3)
Pork		63 (c)		35		139 (c)		74
Prepared Foods		20		20 (d)		52		51 (d)
Other		33		18		59		43
Total Operating Income		54		148 (e)		148 (f)		299 (e)
Other Expense, net		49		52		81 (g)		113
Income from Continuing Operations before Income Taxes	$	5	$	96	$	67	$	186

a. Includes charges of $13 million related to the closing of our Wilkesboro, North Carolina, Cooked Products plant and $5 million related to software impairments.
b. Includes charges of $17 million related to the restructuring of our Emporia, Kansas, operation and $8 million related to the impairment of packaging equipment.
c. Includes charges of $4 million related to the impairment of packaging equipment.
d. Includes charges of $6 million related to an intangible asset impairment.
e. Includes gain of $9 million related to a disposition of aircraft, which was allocated among the segments.
f. Includes charges of $6 million related to severance accruals, which was allocated among the segments.
g. Includes an $18 million non-operating gain related to the sale of an investment.

The Beef segment had sales of $33 million and $24 million in the second quarter of fiscal years 2008 and 2007, respectively, and sales of $61 million and $49 million in the six months of fiscal years 2008 and 2007, respectively, from transactions with other operating segments of the Company. The Pork segment had sales of $123 million and $129 million in the second quarter of fiscal years 2008 and 2007, respectively, and sales of $244 million and $255 million in the six months of fiscal years 2008 and 2007, respectively, from transactions with other operating segments of the Company. The aforementioned sales from intersegment transactions, which were at market prices, were excluded from the segment sales in the above table.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Description of the Company
We are the world's largest meat protein company and the second-largest food production company in the *Fortune* 500 with one of the most recognized brand names in the food industry. We produce, distribute and market chicken, beef, pork, prepared foods and related allied products. Our operations are conducted in four segments: Chicken, Beef, Pork and Prepared Foods. Some of the key factors that influence our business are customer demand for our products, the ability to maintain and grow relationships with customers and introduce new and innovative products to the marketplace, accessibility of international markets, market prices for our products, the cost of live cattle and hogs, raw materials and grain and operating efficiencies of our facilities.

Overview

- Chicken Segment – Second quarter fiscal 2008 operating results declined as compared to the second quarter of fiscal 2007 due largely to increased input costs, including increased grain costs of $102 million, while increased average sales prices only partially helped to offset this increase.
- Beef Segment – Operating results declined as compared to the second quarter of fiscal 2007 partially due to tight cattle supplies and industry overcapacity. However, operating results improved $74 million compared to the first quarter of fiscal 2008, partially due to restructuring beef operations.
- Pork Segment – Operating margins continue to be strong due to adequate hog supplies and strong domestic and export pork demand.
- On February 1, 2008, we signed an agreement with the Jiangsu Jinghai Poultry Industry Group Co Ltd, a Chinese poultry breeding company, to build a fully integrated poultry operation in Haimen City near Shanghai, which will be called Jiangsu Tyson Foods, and will produce fresh, packaged chicken products that will be sold under the Tyson name. Jiangsu Tyson will become the first producer to deliver brand name, high quality fresh chicken to consumers in the eastern China market. We own 70 percent of the business with production expected to begin in 2009.
- Cobb-Vantress, Inc. (Cobb), our wholly-owned poultry breeding stock subsidiary, formed an alliance with Hendrix Genetics B.V. (Hendrix). This alliance will strengthen Cobb's position in the broiler breeding industry and Hendrix' position in egglayer, turkey and swine genetics and enable Cobb and Hendix to explore other joint venture opportunities.
- In June 2008, we executed a letter of intent to sell Lakeside Farm Industries (Lakeside), our Canadian beef operation, to XL Foods, Inc., a Canadian-owned beef processing business. Under the terms of the letter of intent, Tyson will sell Lakeside for $106 million and retain the finished product inventory, accounts receivable and accounts payable of Lakeside as of the closing date. XL Foods will pay an additional amount for cattle inventory, fertilizer inventory and packaging assets, estimated to approximate $85 million. The transaction remains subject to government approvals, receipt of commercially reasonable financing by XL Foods, Inc. and execution of a definitive agreement by the parties. The results of Lakeside are reported as a discontinued operation.

in millions, except per share data	Three Months Ended		Six Months Ended	
	March 29, 2008	March 31, 2007	March 29, 2008	March 31, 2007
Income from continuing operations	$ 3	$ 61	$ 44	$ 121
Income from continuing operations – per diluted share	0.01	0.17	0.13	0.34
Income (loss) from discontinued operation	(8)	7	(15)	4
Income (loss) from discontinued operation - per diluted share	(0.03)	0.02	(0.05)	0.01
Net income (loss)	(5)	68	29	125
Net earnings (loss) - per diluted share	(0.02)	0.19	0.08	0.35

Second quarter and six months of fiscal 2008 – Income from continuing operations includes the following items:
- $17 million charge related to the restructuring of our Emporia, Kansas, beef operation;
- $13 million charge related to the closing of our Wilkesboro, North Carolina, Cooked Products poultry plant;
- $12 million charge related to the impairment of packaging equipment; and
- $5 million in charges related to software impairments.

Six months of fiscal 2008 – Income from continuing operations includes the following items:
- $18 million non-operating gain related to the sale of an investment; and
- $6 million of severance charges related to the FAST initiative.

Second quarter and six months of fiscal 2007 – Income from continuing operations includes the following items:
- $9 million gain on disposition of aircraft; and
- $6 million charge related to an intangible asset impairment.

Outlook

- Chicken – Grain costs will continue to have a negative impact in the third quarter, as these costs are estimated to increase by approximately $100 million as compared to the second quarter of fiscal 2008. Grain costs for fiscal 2008 are estimated to increase by approximately $600 million as compared to fiscal 2007. Total input costs, including grain, cooking oil, breading and other feed ingredients, may approach $1.0 billion more in fiscal 2008 compared to fiscal 2007.
- Beef – We should continue to see improvements with the start of grilling season and the encouraging news South Korea will resume imports of U.S. beef in the latter part of the third quarter.
- Pork – Our strong performance should carry into the third quarter; however, it is not expected to perform at the levels we experienced in the second quarter and six months of fiscal 2008.
- Prepared Foods – Operating margins should maintain the same level as the second quarter of fiscal 2008.
- Acquisitions - We are working to complete two additional integrated poultry joint ventures in Asia, as well as two integrated poultry transactions in Brazil. We expect to reach agreement on three of these transactions during fiscal 2008.

Summary of Results – Continuing Operations

Sales

in millions	Three Months Ended		Six Months Ended	
	March 29, 2008	March 31, 2007	March 29, 2008	March 31, 2007
Sales	$ 6,336	$ 6,239	$ 12,812	$ 12,537
Change in average sales price	2.2%		4.1%	
Change in sales volume	(0.6)%		(1.8)%	
Sales growth	1.6%		2.2%	

Second quarter - Fiscal 2008 vs Fiscal 2007
- The improvement in sales was largely due to improved average sales prices, which accounted for an increase of approximately $177 million. Increased average sales prices in the Chicken and Beef segments were partially offset by decreased average sales prices in the Pork segment.
- Sales were negatively impacted by a decrease in sales volume, which accounted for a decrease of approximately $80 million. This was primarily due to a decrease in Beef volume, which included tight cattle supplies, partially offset by an increase in Pork volume due to strong export activity.

Six months - Fiscal 2008 vs Fiscal 2007
- The improvement in sales was largely due to improved average sales prices, which accounted for an increase of approximately $528 million. Increased average sales prices in the Chicken and Beef segments were partially offset by decreased average sales prices in the Pork segment.
- Sales were negatively impacted by a decrease in sales volume, which accounted for a decrease of approximately $253 million. This was primarily due to a decrease in Beef volume, which included tight cattle supplies, and the sale of two poultry production facilities in the third quarter fiscal 2007, partially offset by an increase in Pork volume due to strong export activity.

Cost of Sales

in millions	Three Months Ended		Six Months Ended	
	March 29, 2008	March 31, 2007	March 29, 2008	March 31, 2007
Cost of sales	$ 6,021	$ 5,886	$ 12,182	$ 11,842
Gross margin	$ 315	$ 353	$ 630	$ 695
Cost of sales as a percentage of sales	95.0%	94.3%	95.1%	94.5%

Second quarter - Fiscal 2008 vs Fiscal 2007
- Cost of sales increased $135 million. Cost per pound contributed to a $215 million increase, offset partially by a decrease in sales volume reducing cost of sales $80 million.
  - Increase in grain costs in the Chicken segment of $102 million.
  - Increase in operating costs in the Beef and Pork segments of approximately $47 million.
  - Decrease in average live hog costs of approximately $90 million.

Six months - Fiscal 2008 vs Fiscal 2007
- Cost of sales increased $340 million. Cost per pound contributed to a $580 million increase, offset partially by a decrease in sales volume reducing cost of sales $240 million.
  - Increase in grain costs in the Chicken segment of $209 million.
  - Increase in average domestic live cattle costs of approximately $154 million.
  - Increase in operating costs in the Beef and Pork segments of approximately $81 million.
  - Decrease in average live hog costs of approximately $181 million.

Selling, General and Administrative

in millions	Three Months Ended		Six Months Ended	
	March 29, 2008	March 31, 2007	March 29, 2008	March 31, 2007
Selling, general and administrative expenses	$ 231	$ 205	$ 446	$ 394
As a percentage of sales	3.6%	3.3%	3.5%	3.1%

Second quarter - Fiscal 2008 vs Fiscal 2007
- Increase of $16 million related to advertising and sales promotions.
- Increase of $9 million due to a gain recorded in fiscal 2007 on the disposition of an aircraft.
- Increase of $7 million related to unfavorable investment returns on company-owned life insurance.

Six months - Fiscal 2008 vs Fiscal 2007
- Increase of $32 million related to advertising and sales promotions.
- Increase of $13 million related to unfavorable investment returns on company-owned life insurance.
- Increase of $9 million due to a gain recorded in fiscal 2007 on the disposition of an aircraft.

Other Charges

in millions	Three Months Ended		Six Months Ended	
	March 29, 2008	March 31, 2007	March 29, 2008	March 31, 2007
Other charges	$ 30	$ -	$ 36	$ 2

Second quarter and six months of fiscal 2008
- Includes $17 million charge related to the restructuring of our Emporia, Kansas, beef operation.
- Includes $13 million charge related to the closing of our Wilkesboro, North Carolina, Cooked Products poultry plant.

Six months of fiscal 2008
- Includes $6 million of severance charges related to the FAST initiative.

Interest Expense

in millions	Three Months Ended		Six Months Ended	
	March 29, 2008	March 31, 2007	March 29, 2008	March 31, 2007
Interest expense	$ 55	$ 58	$ 108	$ 119
Average borrowing rate	7.3%	7.4%	7.3%	7.4%
Change in weekly debt	(3.5)%		(7.2)%	

Other Income, net

in millions	Three Months Ended		Six Months Ended	
	March 29, 2008	March 31, 2007	March 29, 2008	March 31, 2007
Other income, net	$ 4	$ 4	$ 23	$ 2

Six months of fiscal 2008
- Includes $18 million non-operating gain related to the sale of an investment.

Effective Tax Rate

	Three Months Ended		Six Months Ended	
	March 29, 2008	March 31, 2007	March 29, 2008	March 31, 2007
Effective tax rate	35.9%	36.9%	34.1%	35.1%

Second quarter and six months of fiscal 2008 – The effective tax rate was impacted by:
- the Domestic Production Deduction;
- general business credits;
- amounts relating to company-owned life insurance and certain other nondeductible expense items; and
- composition of income and loss between domestic and foreign operations.

Second quarter of fiscal 2007 – The effective tax rate was impacted by:
- the Domestic Production Deduction;
- general business credits; and
- certain nondeductible expense items.

Six months of fiscal 2007 – The effective tax rate was impacted by:
- the Domestic Production Deduction;
- general business credits;
- recognition of $4 million of expired credits relating to fiscal 2006 due to retroactive extension enacted in the first quarter of fiscal 2007; and
- certain nondeductible expense items.

Segment Results

We operate in four segments: Chicken, Beef, Pork and Prepared Foods. The following table is a summary of sales and segment profit (loss), which we measure at the operating income (loss) level.

in millions	Sales							
	Three Months Ended				Six Months Ended			
	March 29, 2008		March 31, 2007		March 29, 2008		March 31, 2007	
Chicken	$	2,154	$	2,033	$	4,252	$	3,997
Beef		2,719		2,744		5,577		5,547
Pork		822		805		1,657		1,632
Prepared Foods		632		646		1,308		1,338
Other		9		11		18		23
Total	$	6,336	$	6,239	$	12,812	$	12,537

in millions	Operating Income (Loss)							
	Three Months Ended				Six Months Ended			
	March 29, 2008		March 31, 2007		March 29, 2008		March 31, 2007	
Chicken	$	(61)	$	61	$	(26)	$	134
Beef		(1)		14		(76)		(3)
Pork		63		35		139		74
Prepared Foods		20		20		52		51
Other		33		18		59		43
Total	$	54	$	148	$	148	$	299

Chicken Segment Results

in millions

	Three Months Ended				Six Months Ended		
	March 29, 2008	March 31, 2007	Change		March 29, 2008	March 31, 2007	Change
Sales	$ 2,154	$ 2,033	$ 121		$ 4,252	$ 3,997	$ 255
Sales Volume Change			(1.2)%				(4.7)%
Avg. Sales Price Change			7.2%				11.6%
Operating Income (Loss)	$ (61)	$ 61	$ (122)		$ (26)	$ 134	$ (160)
Operating Margin	(2.8)%	3.0%			(0.6)%	3.4%	

Second quarter and six months of fiscal 2008
- Includes $13 million charge related to the closing of our Wilkesboro, North Carolina, Cooked Products plant.
- Includes $5 million in charges related to software impairments.

Second quarter - Fiscal 2008 vs Fiscal 2007
- Sales increased due to an increase in average sales prices, as well as an increase in sales volumes when excluding the impact of the sale of two poultry plants in fiscal 2007. Operating results were adversely impacted by increased grain costs of $102 million. Operating results were also negatively impacted by increased selling, general and administrative expenses of $19 million, which was primarily due to increased advertising and promotion expenses.

Six months - Fiscal 2008 vs Fiscal 2007
- Sales increased due to an increase in average sales prices, offset by a decrease in sales volumes due to the sale of two poultry plants in fiscal 2007. Operating results were adversely impacted by increased grain costs of $209 million. Operating results were also negatively impacted by increased selling, general and administrative expenses of $37 million, which was primarily due to increased advertising and promotion expenses.

Beef Segment Results

in millions

	Three Months Ended				Six Months Ended		
	March 29, 2008	March 31, 2007	Change		March 29, 2008	March 31, 2007	Change
Sales	$ 2,719	$ 2,744	$ (25)		$ 5,577	$ 5,547	$ 30
Sales Volume Change			(4.8)%				(3.4)%
Avg. Sales Price Change			4.1%				4.1%
Operating Income (Loss)	$ (1)	$ 14	$ (15)		$ (76)	$ (3)	$ (73)
Operating Margin	(0.0)%	0.5%			(1.4)%	(0.1)%	

Second quarter and six months of fiscal 2008
- Includes $17 million charge related to the restructuring of our Emporia, Kansas, operation.
- Includes $8 million charge related to the impairment of packaging equipment.

Second quarter - Fiscal 2008 vs Fiscal 2007
- Sales were impacted negatively by decreased sales volumes, partially offset by improved average sales prices. Operating results were negatively impacted by higher operating costs

Six months - Fiscal 2008 vs Fiscal 2007
- Sales were impacted positively by improved average sales prices, partially offset by decreased sales volumes. Operating results were negatively impacted by higher operating costs.

Pork Segment Results

in millions

	Three Months Ended				Six Months Ended			
	March 29, 2008	March 31, 2007	Change		March 29, 2008	March 31, 2007	Change	
Sales	$ 822	$ 805	$ 17		$ 1,657	$ 1,632	$ 25	
Sales Volume Change			9.8%				8.2%	
Avg. Sales Price Change			(7.0)%				(6.1)%	
Operating Income	$ 63	$ 35	$ 28		$ 139	$ 74	$ 65	
Operating Margin	7.7%	4.3%			8.4%	4.5%		

Second quarter and six months of fiscal 2008
- Includes $4 million charge related to the impairment of packaging equipment.

Second quarter and six months - Fiscal 2008 vs Fiscal 2007
- Operating results were impacted positively by lower average live prices and strong export sales, which led to increased sales volumes. This was partially offset by lower average sales prices, as well as higher operating costs.

Prepared Foods Segment Results

in millions

	Three Months Ended				Six Months Ended			
	March 29, 2008	March 31, 2007	Change		March 29, 2008	March 31, 2007	Change	
Sales	$ 632	$ 646	$ (14)		$ 1,308	$ 1,338	$ (30)	
Sales Volume Change			(0.2)%				(0.9)%	
Avg. Sales Price Change			(1.8)%				(1.3)%	
Operating Income	$ 20	$ 20	$ -		$ 52	$ 51	$ 1	
Operating Margin	3.2%	3.1%			4.0%	3.8%		

Second quarter and six months of fiscal 2007
- Includes $6 million charge related to an intangible asset impairment.

Second quarter and six months - Fiscal 2008 vs Fiscal 2007
- Operating results were negatively impacted by lower average sales prices and slightly higher raw material costs, which included increased wheat costs, partially offset by lower pork costs.

LIQUIDITY AND CAPITAL RESOURCES

Our cash needs for operations growth and capital expenditures are expected to be met through cash flows provided by operating activities, as well as short-term borrowings.

Cash Flows from Operating Activities

in millions	Six Months Ended	
	March 29, 2008	March 31, 2007
Net income	$ 29	$ 125
Non-cash items in net income:		
Depreciation and amortization	251	256
Deferred taxes and other, net	33	52
Net cash provided by operating activities before net changes in working capital	313	433
Net changes in working capital	(169)	(90)
Net cash provided by operating activities	$ 144	$ 343

Net cash provided by operating activities before changes in net working capital represents net income adjusted for non-cash income and expenses. Changes in working capital do not include changes in property, plant and equipment associated with the Lakeside discontinued operation.

Net changes in working capital for the six months ended:
- **March 29, 2008** – Net cash provided by operating activities decreased primarily due to a higher inventory balance and the change in derivative-related balances, partially offset by a lower accounts receivable balance.
- **March 31, 2007** – Net cash provided by operating activities decreased primarily due to a higher inventory balance.

Cash Flows from Investing Activities

in millions	Six Months Ended	
	March 29, 2008	March 31, 2007
Additions to property, plant and equipment	$ (210)	$ (94)
Proceeds from sale of property, plant and equipment	19	8
Proceeds from sale of investment	21	-
Purchases of marketable securities, net	(20)	-
Proceeds from sale of short-term investment	-	770
Other, net	-	6
Net cash provided by (used for) investing activities	$ (190)	$ 690

- Expenditures for property, plant and equipment include acquiring new equipment, upgrading our facilities to maintain competitive standing and positioning us for future opportunities.
  - Capital spending for fiscal 2008 is expected to be approximately $400 million.
  - In June 2007, we, along with Syntroleum Corporation, announced the formation of Dynamic Fuels LLC, a 50/50 joint venture, which will produce renewable synthetic fuels targeting the renewable diesel, jet and military fuel markets. The cost to construct the first facility is estimated to be $150 million, of which we are responsible for 50%. While both Tyson and Syntroleum are willing to fund our respective portions of the cost, other options are also being pursued. The primary alternative is the Gulf Opportunity Zone tax-exempt bonds that were made available by the Federal government to the regions affected by Hurricanes Katrina and Rita in 2005. If available, this type of debt would provide attractive financing and the use of such financing would be used to the maximum extent possible. Construction is expected to begin in fiscal 2008 and continue through fiscal 2009, with production targeted for 2010.
- In the six months of fiscal 2007, we used proceeds from sale of the short-term investment to repay our outstanding $750 million 7.25% Notes due October 1, 2006. The short-term investment was purchased in fiscal 2006 with proceeds from issuance of $1.0 billion of senior unsecured notes maturing on April 1, 2016 (2016 Notes). The short-term investment was held in an interest bearing account with a trustee.

Cash Flows from Financing Activities

in millions	Six Months Ended	
	March 29, 2008	March 31, 2007
Net borrowings (payments) on revolving credit facilities	$ 195	$ (94)
Payments on debt	(31)	(949)
Proceeds from borrowings of debt	3	-
Purchases of treasury shares	(16)	(38)
Dividends	(28)	(28)
Increase (decrease) in negative book cash balances	(73)	46
Stock options exercised and other, net	4	33
Net cash provided by (used for) financing activities	$ 54	$ (1,030)

- Net borrowings (payments) on revolving credit facilities primarily include activity related to the accounts receivable securitization.
- In the six months of fiscal 2007, we used proceeds from sale of the short-term investment to repay our outstanding $750 million 7.25% Notes due October 1, 2006. In addition, we used cash from operations to reduce the amount outstanding under the Lakeside term loan by $150 million.
- We expect to use cash from operations or short-term borrowings to repay our short-term debt.

Liquidity

in millions

	Expiration Date	Facility Amount	Outstanding Letters of Credit (no draw downs)	Amount Borrowed	Amount Available
Revolving credit facility	September 2010	$ 1,000	$ 275	$ -	$ 725
Receivables purchase agreement	Aug 2008, Aug 2010	750	-	408	342
Unused borrowing capacity					$ 1,067

- The revolving credit facility supports our short-term funding needs and letters of credit. Letters of credit are issued primarily in support of workers' compensation insurance programs and derivative activities.
- The receivables purchase agreement allows us to sell up to $750 million of trade receivables, consisting of $375 million expiring in August 2008 and $375 million expiring in August 2010.
- Our current ratio was 1.83 to 1 and 1.74 to 1 at March 29, 2008, and September 29, 2007, respectively.

Capitalization

in millions

	March 29, 2008	September 29, 2007
Debt securities	$ 2,455	$ 2,475
Term loan	25	25
Other indebtedness	474	279
Total Debt	2,954	2,779
Total Equity	4,754	4,731
Debt to Capitalization Ratio	38.3%	37.0%

Credit Ratings

S&P currently rates the 2016 Notes "BBB-" and Moody's currently rates this debt "Ba1." The pretax impact to earnings of a downgrade would be approximately $2.5 million annually, per ratings level reduction per agency, related to increased interest expense on the 2016 Notes.

S&P's corporate credit rating for the Company is currently "BBB-," with a negative rating outlook. Moody's corporate family rating for the Company is currently "Ba1," with a negative rating outlook. The pretax impact to earnings of a downgrade would be approximately $1.5 million annually, per ratings level reduction per agency, excluding any increased interest expense related to the 2016 Notes.

Debt Covenants
Our debt covenants contain various covenants, the most restrictive of which contain a maximum allowed leverage ratio and a minimum required interest coverage ratio. We were in compliance with all covenants at March 29, 2008.

CONTRACTUAL OBLIGATIONS
Contractual obligations at March 29, 2008, have not materially changed from the amounts disclosed in our Annual Report on Form 10-K for the year ended September 29, 2007. However, we adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," an interpretation of FASB Statement No. 109 (FIN 48) at the beginning of fiscal 2008. As a result of the adoption of FIN 48, we have unrecognized tax benefits of $190 million at March 29, 2008. See Note 1, "Accounting Policies" in the Notes to Consolidated Condensed Financial Statements for additional information related to the adoption of FIN 48.

RECENTLY ADOPTED ACCOUNTING PRONOUNCMENTS
In June 2006, the FASB issued FIN 48. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted FIN 48 at the beginning of fiscal 2008. See Note 1, "Accounting Policies" in the Notes to Consolidated Condensed Financial Statements for additional information related to the adoption of FIN 48.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. This standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" (SFAS No. 159). This statement provides companies with an option to report selected financial assets and financial liabilities at fair value. SFAS No. 157 and SFAS No. 159 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years; therefore, we expect to adopt SFAS No. 157 and SFAS No. 159 at the beginning of fiscal 2009 for financial assets and financial liabilities. In accordance with FASB Staff Position 157-2, we will begin measuring the fair value of nonfinancial assets and nonfinancial liabilities at the beginning of fiscal 2010. We are in process of evaluating the potential impacts of SFAS No. 157 and SFAS No. 159.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS No. 160). SFAS No. 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to establish accounting and reporting standards for noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity in the consolidated financial statements, rather than in the liability or mezzanine section between liabilities and equity. SFAS No. 160 also requires consolidated net income be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. The impact of SFAS No. 160 will not have a material impact on our current Consolidated Condensed Financial Statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008; therefore, we expect to adopt SFAS No. 160 at the beginning of fiscal 2010.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, "Business Combinations" (SFAS No. 141R). SFAS No. 141R establishes principles and requirements for how an acquirer in a business combination: 1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in

the acquiree; 2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and 3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008; therefore, we expect to adopt SFAS No. 141R for any business combinations entered into beginning in fiscal 2010.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133" (SFAS No. 161). SFAS No. 161 establishes enhanced disclosure requirements about: 1) how and why an entity uses derivative instruments; 2) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and 3) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008; therefore, we expect to adopt SFAS No. 161 in the second quarter of fiscal 2009.

CRITICAL ACCOUNTING ESTIMATES

We consider accounting policies related to: contingent liabilities; marketing and advertising costs; accrued self insurance; impairment of long-lived assets; impairment of goodwill and other intangible assets; and income taxes to be critical policies. These policies are summarized in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended September 29, 2007.

While we believe we have made reasonable estimates and assumptions to calculate the fair value of the reporting units and fair value of other intangible assets, it is possible a material change could occur. If our actual results are not consistent with our estimates and assumptions used to calculate the fair value of the reporting units, we may be required to perform the second step of our goodwill impairment analysis, which could result in a material impairment.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain information in this report constitutes forward-looking statements. Such forward-looking statements include, but are not limited to, current views and estimates of future economic circumstances, industry conditions in domestic and international markets, our performance and financial results, including, without limitation, debt-levels, return on invested capital, value-added product growth, capital expenditures, tax rates, access to foreign markets and dividend policy. These forward-looking statements are subject to a number of factors and uncertainties that could cause our actual results and experiences to differ materially from anticipated results and expectations expressed in such forward-looking statements. We wish to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Among the factors that may cause actual results and experiences to differ from anticipated results and expectations expressed in such forward-looking statements are the following: (i) fluctuations in the cost and availability of inputs and raw materials, such as live cattle, live swine, feed grains (including corn and soybean meal) and energy; (ii) market conditions for finished products, including competition from other global and domestic food processors, supply and pricing of competing products and alternative proteins and demand for alternative proteins; (iii) successful rationalization of existing facilities and operating efficiencies of the facilities; (iv) risks associated with our commodity trading risk management activities; (v) access to foreign markets together with foreign economic conditions, including currency fluctuations, import/export restrictions and foreign politics; (vi) outbreak of a livestock disease (such as avian influenza (AI) or bovine spongiform encephalopathy (BSE)), which could have an effect on livestock we own, the availability of livestock we purchase, consumer perception of certain protein products or our ability to access certain domestic and foreign markets; (vii) changes in availability and relative costs of labor and contract growers and our ability to maintain good relationships with employees, labor unions, contract growers and independent producers providing us livestock; (viii) issues related to food safety, including costs resulting from product recalls, regulatory compliance and any related claims or litigation; (ix) changes in consumer preference and diets and our ability to identify and react to consumer trends; (x) significant marketing plan changes by large customers or loss of one or more large customers; (xi) adverse results from litigation; (xii) risks associated with leverage, including cost increases due to rising interest rates or changes in debt ratings or outlook; (xiii) compliance with and changes to regulations and laws (both domestic and foreign), including changes in accounting standards, tax laws, environmental laws and occupational, health and safety laws; (xiv) our ability to make effective acquisitions or joint ventures and successfully integrate newly acquired businesses into existing operations; (xv) effectiveness of advertising and marketing programs; (xvi) the effect of, or changes in, general economic conditions; and (xvii) those factors listed under Item 1A. "Risk Factors" included in our September 29, 2007, Annual Report filed on Form 10-K.

EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)	Six Months Ending March 29, 2008	Fiscal Years				
		2007	2006	2005	2004	2003
Earnings:						
Income (loss) from continuing operations before income taxes	$68	$410	$(268)	$441	$456	$475
Add: Fixed charges	132	278	325	277	315	337
Add: Amortization of capitalized interest	2	3	3	2	2	2
Less: Capitalized interest	(2)	(2)	(8)	(6)	(3)	(3)
Total earnings	200	689	52	714	770	811
Fixed Charges:						
Interest	106	228	263	226	269	294
Capitalized interest	2	2	8	6	3	3
Amortization of debt discount expense	1	4	5	6	6	5
Rentals at computed interest factor (1)	23	44	49	39	37	35
Total fixed charges	$132	$278	$325	$277	$315	$337
Ratio of Earnings to Fixed Charges	1.52	2.48	-	2.58	2.44	2.41
Insufficient Coverage	$ -	$ -	$273	$ -	$ -	$ -

(1) Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.